EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Partners

Prologis, L.P.:

We consent to the incorporation by reference in Registration Statement No. 333-195316 on Form S-3; and Registration Statement No. 333-100214 on Form S-8 of Prologis, L.P. of our reports dated February 14, 2017, with respect to the consolidated balance sheets of Prologis, L.P. and subsidiaries at December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, capital, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule, which reports appear in the December 31, 2016 annual report on Form 10-K of Prologis, Inc. and Prologis, L.P.

Our report dated February 14, 2017 refers to a change in the method of accounting for discontinued operations and a change in the method for classifying distributions received from equity method investees.

/s/ KPMG LLP

Denver, Colorado

February 14, 2017